EXHIBIT 99.1
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                    AMENDED AND RESTATED AS OF May 15, 2006







                               ARC ENERGY TRUST





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                                TRUST INDENTURE


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                        BURNET, DUCKWORTH & PALMER LLP





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                               TABLE OF CONTENTS

                                                                           PAGE

ARTICLE 1 INTERPRETATION......................................................2

         1.1      DEFINITIONS.................................................2
         1.2      MEANING OF "OUTSTANDING"....................................6
         1.3      HEADINGS....................................................6
         1.4      CONSTRUCTION OF TERMS.......................................6
         1.5      REFERENCES TO ACTS PERFORMED BY THE TRUST...................6

ARTICLE 2 DECLARATION OF TRUST................................................6

         2.1      SETTLEMENT OF TRUST.........................................6
         2.2      DECLARATION OF TRUST........................................6
         2.3      NAME6
         2.4      NATURE OF THE TRUST.........................................7
         2.5      LEGAL ENTITLEMENTS AND RESTRICTIONS OF UNITHOLDERS..........7
         2.6      LIABILITY OF UNITHOLDERS....................................7
         2.7      CONTRACTS OF THE TRUST......................................8
         2.8      HEAD OFFICE OF TRUST........................................8

ARTICLE 3 ISSUE AND SALE OF TRUST UNITS.......................................8

         3.1      CREATION OF TRUST UNITS.....................................8
         3.2      OFFERINGS OF TRUST UNITS AND INDEBTEDNESS...................9
         3.3      RANKING OF TRUST UNITS......................................9
         3.4      TRUST UNITS FULLY PAID AND NON-ASSESSABLE...................9
         3.5      NO CONVERSION, RETRACTION, REDEMPTION OR
                        PRE-EMPTIVE RIGHTS....................................9
         3.6      NO FRACTIONAL TRUST UNITS...................................9
         3.7      TRANSFERABILITY OF TRUST UNITS..............................9
         3.8      NON-RESIDENT HOLDERS........................................9
         3.9      RE-PURCHASE OF INITIAL TRUST UNITS BY FUND.................10
         3.10     CONSOLIDATION OF TRUST UNITS...............................10

ARTICLE 4 INVESTMENTS OF TRUST FUND..........................................10

         4.1      INITIAL INVESTMENTS........................................10
         4.2      DEFERRED ROYALTY PURCHASE PAYMENTS AND
                        SUBSEQUENT INVESTMENTS...............................10
         4.3      PERMITTED INVESTMENTS......................................11
         4.4      OTHER INVESTMENT RESTRICTIONS..............................11

ARTICLE 5 DISTRIBUTIONS......................................................11

         5.1      DISTRIBUTIONS..............................................11
         5.2      CHANGE OF DISTRIBUTION DATE AND DISTRIBUTION
                        RECORD DATE..........................................11
         5.3      OTHER AMOUNTS..............................................12
         5.4      WITHHOLDING TAXES..........................................12
         5.5      DISTRIBUTION OF ADDITIONAL TRUST UNITS.....................12
         5.6      CHARACTER OF DISTRIBUTIONS AND DESIGNATIONS................12

ARTICLE 6 APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE....................13

         6.1      TRUSTEE'S TERM OF OFFICE...................................13
         6.2      RESIGNATION OF TRUSTEE.....................................13
         6.3      REMOVAL OF TRUSTEE.........................................13


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                               TABLE OF CONTENTS
                                 (continued)

                                                                           PAGE

         6.4      APPOINTMENT OF SUCCESSOR TO TRUSTEE........................13
         6.5      FAILURE TO APPOINT SUCCESSOR...............................14
         6.6      QUALIFICATIONS OF TRUSTEE..................................14

ARTICLE 7 CONCERNING THE TRUSTEE.............................................14

         7.1      POWERS OF THE TRUSTEE AND ARC RESOURCES....................14
         7.2      SPECIFIC POWERS AND AUTHORITIES............................15
         7.3      BANKING....................................................17
         7.4      STANDARD OF CARE...........................................18
         7.5      FEES AND EXPENSES..........................................18
         7.6      LIMITATIONS ON LIABILITY OF TRUSTEE........................18
         7.7      INDEMNIFICATION OF TRUSTEE.................................19
         7.8      ENVIRONMENTAL INDEMNITY....................................19
         7.9      APPARENT AUTHORITY.........................................20
         7.10     NOTICE TO UNITHOLDERS OF NON-ELIGIBILITY FOR
                        DEFERRED INCOME PLANS................................20
         7.11     DECLARATION AS TO BENEFICIAL OWNERSHIP.....................20
         7.12     CONDITIONS PRECEDENT TO TRUSTEE'S OBLIGATIONS TO ACT.......21
         7.13     SURVIVAL OF INDEMNITIES....................................21
         7.14     TRUSTEE MAY HAVE OTHER INTERESTS...........................21
         7.15     DOCUMENTS HELD BY TRUSTEE..................................22

ARTICLE 8 DELEGATION OF POWERS...............................................22

         8.1      GENERAL DELEGATION TO ARC RESOURCES........................22
         8.2      SPECIFIC DELEGATION TO ARC RESOURCES.......................22
         8.3      SIGNIFICANT MATTERS DELEGATION.............................23
         8.4      POWER OF ATTORNEY..........................................23
         8.5      ACCEPTANCE OF DELEGATION...................................24
         8.6      LIABILITY OF TRUSTEE.......................................24
         8.7      PERFORMANCE OF DUTIES......................................24

ARTICLE 9 AMENDMENT   24

         9.1      AMENDMENT..................................................24
         9.2      NOTIFICATION OF AMENDMENT..................................25

ARTICLE 10 MEETINGS OF UNITHOLDERS...........................................25

         10.1     ANNUAL AND SPECIAL MEETINGS OF UNITHOLDERS.................25
         10.2     NOTICE OF MEETINGS.........................................25
         10.3     QUORUM.....................................................26
         10.4     VOTING RIGHTS OF UNITHOLDERS...............................26
         10.5     RESOLUTIONS................................................26
         10.6     MEANING OF "SPECIAL RESOLUTION"............................27
         10.7     RECORD DATE FOR VOTING.....................................27
         10.8     BINDING EFFECT OF RESOLUTIONS..............................28
         10.9     SOLICITATION OF PROXIES....................................28
         10.10    NO BREACH..................................................28

ARTICLE 11 CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS............28

         11.1     NATURE OF TRUST UNITS......................................28


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                               TABLE OF CONTENTS
                                 (continued)

                                                                           PAGE

         11.2     CERTIFICATES...............................................28
         11.3     REGISTER OF UNITHOLDERS....................................29
         11.4     TRANSFER OF TRUST UNITS....................................29
         11.5     TRUST UNITS HELD JOINTLY OR IN A FIDUCIARY
                        CAPACITY.............................................30
         11.6     PERFORMANCE OF TRUST.......................................30
         11.7     LOST CERTIFICATES..........................................30
         11.8     DEATH OF A UNITHOLDER......................................31
         11.9     UNCLAIMED INTEREST OR DISTRIBUTION.........................31
         11.10    EXCHANGES OF TRUST CERTIFICATES............................31
         11.11    OFFER FOR UNITS............................................31

ARTICLE 12 TERMINATION.......................................................33

         12.1     TERMINATION DATE...........................................33
         12.2     TERMINATION BY SPECIAL RESOLUTION OF UNITHOLDERS...........33
         12.3     PROCEDURE UPON TERMINATION.................................34
         12.4     POWERS OF THE TRUSTEE UPON TERMINATION.....................34
         12.5     SALE OF INVESTMENTS........................................34
         12.6     DISTRIBUTION OF PROCEEDS...................................34
         12.7     FURTHER NOTICE TO UNITHOLDERS..............................34
         12.8     RESPONSIBILITY OF TRUSTEE AFTER SALE AND CONVERSION........34

ARTICLE 13 SUPPLEMENTAL INDENTURES...........................................35

         13.1     PROVISION FOR SUPPLEMENTAL INDENTURES......................35
         13.2     PROVISION FOR AMENDED AND RESTATED INDENTURE...............35

ARTICLE 14 NOTICES TO UNITHOLDERS............................................35

         14.1     NOTICES....................................................35
         14.2     FAILURE TO GIVE NOTICE.....................................36
         14.3     JOINT HOLDERS..............................................36
         14.4     SERVICE OF NOTICE..........................................36

ARTICLE 15 AUDITORS   36

         15.1     QUALIFICATION OF AUDITORS..................................36
         15.2     APPOINTMENT OF AUDITORS....................................36
         15.3     CHANGE OF AUDITORS.........................................36
         15.4     FILLING VACANCY............................................36
         15.5     REPORTS OF AUDITORS........................................37

ARTICLE 16 ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS........................37

         16.1     RECORDS....................................................37
         16.2     QUARTERLY REPORTING TO UNITHOLDERS.........................37
         16.3     ANNUAL REPORTING TO UNITHOLDERS............................37
         16.4     INFORMATION AVAILABLE TO UNITHOLDERS.......................37
         16.5     INCOME TAX: OBLIGATION OF THE TRUSTEE......................38
         16.6     INCOME TAX: DESIGNATIONS...................................38
         16.7     INCOME TAX: DEDUCTIONS, ALLOWANCES AND CREDITS.............38
         16.8     FISCAL YEAR................................................38


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                               TABLE OF CONTENTS
                                 (continued)

                                                                           PAGE

ARTICLE 17 MISCELLANEOUS.....................................................39

         17.1     CONTINUED LISTING..........................................39
         17.2     BOARD OF DIRECTORS OF ARC RESOURCES........................39
         17.3     SUCCESSORS AND ASSIGNS.....................................39
         17.4     COUNTERPARTS...............................................39
         17.5     SEVERABILITY...............................................39
         17.6     DAY NOT A BUSINESS DAY.....................................39
         17.7     TIME OF THE ESSENCE........................................40
         17.8     GOVERNING LAW..............................................40
         17.9     NOTICES TO TRUSTEE AND ARC RESOURCES.......................40
         17.10    REFERENCES TO AGREEMENTS...................................40

ARTICLE 18 REDEMPTION OF TRUST UNITS.........................................40

         18.1     RIGHT OF REDEMPTION........................................40
         18.2     EXERCISE OF REDEMPTION RIGHT...............................41
         18.3     CALCULATION OF REDEMPTION PRICE BASED ON
                        MARKET PRICE.........................................41
         18.4     CASH PAYMENT OF MARKET REDEMPTION PRICE....................41
         18.5     LIMITATION REGARDING CASH PAYMENT OF MARKET
                        REDEMPTION PRICE.....................................42
         18.6     CALCULATION OF REDEMPTION PRICE IN CERTAIN
                        OTHER CIRCUMSTANCES..................................42
         18.7     CANCELLATION OF CERTIFICATES FOR ALL REDEEMED
                        TRUST UNITS..........................................43




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                               ARC ENERGY TRUST
                                TRUST INDENTURE

                  TRUST INDENTURE made as of the 7th day of May, 1996, amended and restated as of the 11th day of July, 1996 and amended and restated as of the 7th day of June, 1999 and amended and restated as of the 10th day of April, 2002 and amended and restated as of the 16th day of May, 2003 and amended and restated as of the 12th day of May, 2005 and amended and restated as of the 15th day of May, 2006.

BETWEEN:

                  COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the "Trustee")

                                                             OF THE FIRST PART

                                      and

                  ARC RESOURCES LTD., a body corporate incorporated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called "ARC Resources")

                                                            OF THE SECOND PART

                  WHEREAS 687371 Alberta Ltd. (the "Settlor") has paid to the Trustee an amount of one hundred dollars in lawful money of Canada for the purpose of settling the Trust constituted hereby;

                  AND WHEREAS the Trustee has agreed to hold the Settled Amount and all amounts and other property subsequently received under this Indenture in trust in accordance with the provisions hereinafter set forth;

                  AND WHEREAS it is intended that the beneficiaries of the Trust shall be the holders of Trust Units, each of which Trust Units shall rank equally in all respects with every other Trust Unit;

                  AND WHEREAS it is intended that the Trust will offer the Trust Units for sale to members of the public from time to time and that the net proceeds of the first Offering thereof shall be used to acquire the Trust Royalty from ARC Resources;

                  AND WHEREAS it is intended that the Trust shall qualify as a "unit trust" and as a "mutual fund trust" under the provisions of paragraph 108(2)(b) and subsection 132(6) of the TAX ACT;

                  AND WHEREAS the parties hereto desire to set out the terms and conditions which shall govern the settlement and the administration of the Trust;

                  NOW THEREFORE THIS INDENTURE WITNESSETH that in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares and covenants and agrees with and in favour of the holders from time to time of the Trust Units and ARC Resources as follows:

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                                   ARTICLE 1
                                INTERPRETATION

1.1      DEFINITIONS

                  In this Indenture including the recitals and in the Trust Certificates and schedules hereto, unless the context otherwise requires, the following words and expressions shall have the following meanings:

(a)      "Affiliate"   has  the  meaning  set  forth  in  the  SECURITIES  ACT
         (Alberta), as amended from time to time;

(b)      "ARC Resources" means ARC Resources Ltd.;

(c) "ARC Resources Notes" means promissory notes issued by ARC Resources in series pursuant to a note indenture in the principal amount of the Market Redemption Price or Appraised Redemption Price of the Trust Units to be redeemed in consideration for a portion of the Trust Royalty or other assets having a fair market value equal to such principal amount on the following terms and conditions:

         (i) unsecured and bearing interest at 4.5 per cent per annum payable monthly in arrears on the 20th day of the next following month;

         (ii) subordinate to all senior indebtedness which includes all indebtedness for borrowed money or owing in respect of property purchases on any default in payment of any such senior indebtedness, and to all trade debt of ARC Resources or any subsidiary of ARC Resources or the Trust on any creditor proceedings such as bankruptcy, liquidation or insolvency; and

         (iii) subject to earlier prepayment, being due and payable on the 20th anniversary of the date of issuance,

         and subject to such other standard terms and conditions as would be included in a note indenture for promissory notes of this kind, as may be approved by the board of directors of ARC Resources;

(d) "ARTC" means credits or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the ALBERTA CORPORATE TAX ACT which are commonly known as "Alberta Royalty Credits";

(e) "Auditors" means such firm of chartered accountants as may be appointed as auditor or auditors of the Trust by or in accordance with Article 15;

(f) "Business Day" means a day other than a Saturday, Sunday or statutory holiday in the Province of Alberta;

(g) "Counsel" means a law firm (which may be counsel to ARC Resources) reasonably acceptable to the Trustee;

(h) "Date of Closing" means the date on which an issue of Trust Units to the public pursuant to an Offering is completed;


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(i)      "Deferred  Royalty  Purchase  Payment"  has  the  meaning  attributed thereto in the Royalty Agreement or in any other royalty agreement whereunder a royalty is granted to the Trust;

(j) "Distributable Income" means, in respect of a Distribution Record Date, the sum of

         (i) all amounts received by the Trust in respect of the Trust Royalty or any other royalties on Properties since the immediately preceding Distribution Record Date,

         (ii) all ARTC received by the Trust since the immediately preceding Distribution Record Date, and

         (iii) all other income received by the Trust since the immediately preceding Distribution Record Date from investment of the Trust Fund,

         less the sum of

         (iv) all Trust Expenses incurred since the immediately preceding Distribution Record Date, and

         (v) any other amounts (including taxes) required by law or hereunder to be deducted, withheld or paid by or in respect of the Trust since the immediately preceding Distribution Record Date;

(k) "Distribution Date" means a date on which the Trustee is required to make a distribution of Distributable Income, which date shall be the 15th day following a Distribution Record Date or, if such day is not a Business Day, the next Business Day;

(l) "Distribution Record Date" means the last day of each calendar month, or such other dates as the Trustee may from time to time designate as a "Distribution Record Date", except that December 31 shall in all cases be a Distribution Record Date;

(m) "Issue Expenses" means all expenses of an Offering payable by the Trust including legal fees, accounting fees and printing expenses and all other fees and expenses which may be described, whether generally or specifically, in any Offering Document relating to the particular Offering, but excluding Underwriters' Fees;

(n) "Lender" means any person providing the credit facilities or swap facilities described in the definition of Credit Facilities and Swap Arrangements, respectively, in the Royalty Agreement from time to time and includes the beneficiaries of any guarantees referred to in such definitions;

(o) "Material Contracts" means the Royalty Agreement as amended or replaced from time to time, and any Underwriting Agreement and any management agreement, shareholder agreement, royalty agreement, note indenture or other agreement entered into by the Trust for the purpose of making any Subsequent Investment;

(p) "Net Proceeds" means the proceeds of an Offering after deduction of Underwriters' Fees and Issue Expenses;

(q) "Offering" means any issuance or offering of Trust Units or any rights, warrants or other securities to purchase, to convert into or exchange into Trust Units on a public or private basis in Canada or elsewhere;


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(r)      "Offering   Documents"  means  any  one  or  more  of  a  prospectus,
         information memorandum, private placement memorandum and similar public or private offering document, including any understanding, commitment or agreement to issue or offer Trust Units;

(s) "Ordinary Resolution" means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the meeting;

(t) "outstanding", in relation to Trust Units, has the meaning attributed thereto in Section 1.2 hereof;

(u) "Permitted Investments" means (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any Affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited, and (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition; provided that any investment of the type referred to in Section 4.4 shall not be a Permitted Investment;

(v)      "Person"   means  an   individual,   partnership,   body   corporate,
         association or trust;

(w) "Pro Rata Share" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

(x)      "Properties" means Canadian resource properties as defined in the Tax
         Act;

(y) "Royalty Agreement" means the Royalty Agreement to be entered into between ARC Resources and the Trust dated July 11, 1996 relating to the purchase of the Trust Royalty and also includes any amended, restated or successor royalty agreement between ARC Resources and the Trust;

(z) "Settled Amount" means the amount of one hundred dollars in lawful money of Canada paid by the Settlor to the Trustee for the purpose of settling the Trust;

(aa)     "Special  Resolution" has the meaning  attributed  thereto in Section
         10.6 hereof;

(bb)     "Subsequent Investment" has the meaning attributed thereto in Section
         4.2;

(cc) "TAX ACT" means the INCOME TAX ACT (Canada) and the INCOME TAX REGULATIONS and the INCOME TAX APPLICATION RULES applicable with respect thereto, all as amended from time to time;

(dd) "Transfer Agent" means the Trustee in its capacity as transfer agent for the Trust Units or such other company as may from time to time be appointed by the Trustee to act as transfer agent for the Trust Units together, in either such case, with any subtransfer agent duly appointed by the transfer agent;


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(ee)     "Trust" refers to the trust relationship  between the Trustee and the
         Unitholders with respect to the Trust Fund, upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

(ff) "Trust Certificate" means the definitive certificate evidencing one or more Trust Units;

(gg) "Trust Expenses" means all expenses incurred by the Trustee, ARC Resources or any third party, in each case for the account of the Trust, in connection with this Indenture, the establishment and ongoing management of the Trust and the ongoing administration of the Trust Units, including without limitation those amounts payable to the Trustee under Sections 7.5, 7.7 and 7.8;

(hh) "Trust Fund", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee for the purposes of the Trust under this Indenture:

         (i)      the Settled Amount;

         (ii)     all funds realized from the sale of Trust Units;

         (iii) any Permitted Investments in which funds may from time to time be invested;

         (iv)     the Trust Royalty;

         (v)      any Subsequent Investment;

         (vi) any proceeds of disposition of any of the foregoing property including, without limitation, the Trust Royalty; and

         (vii) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(ii) "Trust Royalty" means the royalty payable by ARC Resources to the Trust pursuant to the Royalty Agreement and also includes any other royalty payable by any other, direct or indirect, subsidiary of the Trust;

(jj) "Trust Units" means the Trust Units of the Trust created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereof;

(kk) "Trustee" means the party of the Second Part hereunder or its successor or successors for the time being as trustee hereunder;

(ll)     "Underwriters'   Fees"  means  the  amount  so   designated   in  any
         Underwriting Agreement;

(mm) "Underwriting Agreement" means any underwriting, agency or similar agreement entered into by the Trustee and investment dealers, and such other persons including ARC Resources as may be party thereto, relating to an Offering;

(nn) "Unit" means a unit of the Trust created and issued hereunder and for the time being Outstanding and entitled to the benefits hereof;

(oo) "Unitholders" means the holders from time to time of one or more Trust Units; and


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                                      6


(pp)     "year" means a calendar year.

1.2               MEANING OF "OUTSTANDING"

                  Every Trust Unit created, issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation provided that when a new Trust Certificate has been issued in substitution for a Trust Certificate which has been lost, stolen or destroyed, only one of such Trust Certificates shall be counted for the purpose of determining the number of Trust Units outstanding.

1.3               HEADINGS

                  The division of this Indenture into articles and sections, subsections, clauses, subclauses and paragraphs and the provision of headings is for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.4               CONSTRUCTION OF TERMS

                  Words importing the singular number only shall include the plural, and vice versa, and words importing gender shall include the masculine, feminine and neuter genders. References in this Indenture to "this Trust Indenture", "this Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions shall be deemed to refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.5               REFERENCES TO ACTS PERFORMED BY THE TRUST

                  Any reference in this Indenture to an act to be performed by the Trust shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or, to the extent applicable, by ARC Resources on behalf of the Trust.


                                  ARTICLE 2
                             DECLARATION OF TRUST

2.1               SETTLEMENT OF TRUST

                  The Settlor hereby pays the Settled Amount to the Trustee and the Trustee hereby accepts the Settled Amount for the purpose of creating and settling the Trust and the Settlor is hereby issued ten initial Trust Units in the Trust .

2.2               DECLARATION OF TRUST

                  The Trustee hereby agrees that it does and shall hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth.

2.3               NAME

                  The Trust shall be known and designated as "ARC Energy Trust" and, whenever lawful and convenient, the affairs of the Trust shall be conducted and transacted under that name. If the Trustee determines that the use of the name "ARC Energy Trust" is not practicable, legal or convenient, it

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                                      7


may use such other designation or it may adopt such other name for the Trust as it deems appropriate and the Trust may hold property and conduct its activities under such other designation or name.

2.4               NATURE OF THE TRUST

                  The Trust is an open-end unincorporated investment trust initially established for the purpose of investing its funds in the purchase of the Trust Royalty and holding the Trust Royalty. The only undertaking of the Trust is and will be investing the funds of the Trust in the Trust Royalty, Permitted Investments (or as permitted by Section 7.2(e) or Section 7.2(t)) and Subsequent Investments. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever liable or responsible hereunder as partners or joint venturers. The Trustee shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Trust Indenture.

2.5               LEGAL ENTITLEMENTS AND RESTRICTIONS OF UNITHOLDERS

(a) The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b) Subject to the terms and conditions of this Indenture, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or ARC Resources with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee or ARC Resources under this Indenture or the Material Contracts.

(c) The legal ownership of the assets of the Trust and the right to conduct the business of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee and the Unitholders shall have no interest therein and they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Trust. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Trust Indenture. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

2.6               LIABILITY OF UNITHOLDERS

                  No Unitholder shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to this Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to this Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

2.7               CONTRACTS OF THE TRUST

                  Every contract entered into by or on behalf of the Trust, whether by the Trustee, ARC Resources, or otherwise, shall (except as the Trustee or ARC Resources may otherwise expressly agree in writing with respect to their own personal liability) include a provision substantially to the following effect:

                  The parties hereto acknowledge that the [Trustee] [ARC Resources] is entering into this agreement solely [in its capacity as Trustee] [on behalf] of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the [Trustee] [ARC Resources] or any of the Unitholders of the Trust and that any recourse against the Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture amended and restated as of May 16, 2003 as amended from time to time.

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, ARC Resources or any Unitholder.

2.8               HEAD OFFICE OF TRUST

                  The head office of the Trust hereby created shall be located at Suite 710, 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 or at such other place or places in Canada as the Trustee may from time to time designate.


                                  ARTICLE 3
                         ISSUE AND SALE OF TRUST UNITS

3.1               CREATION OF TRUST UNITS

                  The beneficial interests of the Trust shall be divided into interests of two classes, as follows:

(a)      described and  designated as Trust Units,  which shall be entitled to
         the  rights  and  subject  to  the   limitations,   restrictions  and
         conditions set out herein; and

(b) described and designated as Special Voting Units, which shall be issued to a Trustee and shall be entitled to such number of votes at meetings of Unitholders equal to the number of Trust Units initially reserved for issuance that such Special Voting Units represent, such number of votes and any other rights or limitations to be prescribed by the board of directors of ARC Resources in the resolution issuing any such Special Voting Units.

                  The aggregate number of Trust Units which may be authorized and issued hereunder is limited to 650,000,000 Trust Units.

3.2               OFFERINGS OF TRUST UNITS AND INDEBTEDNESS

(a) Trust Units, including rights, warrants or other securities to purchase, to convert into or exchange into Trust Units, may be created, issued, sold and delivered pursuant to Offering Documents on terms and conditions and at such time or times as ARC Resources may determine.

(b) ARC Resources may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions, to such persons and for such consideration as ARC Resources may determine.

3.3               RANKING OF TRUST UNITS

                  Each Trust Unit represents an equal fractional undivided beneficial interest in the Trust Fund. All Trust Units outstanding from time to time shall be entitled to an equal fractional undivided share of any distributions by the Trust and, in the event of termination of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority whatever may be the actual date or terms of issue thereof.

3.4               TRUST UNITS FULLY PAID AND NON-ASSESSABLE

                  Trust Units shall be issued only when fully paid in money or property or past service, provided that property will include a promissory note or promise to pay given by the allottee. The Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

3.5               NO CONVERSION, RETRACTION, REDEMPTION OR PRE-EMPTIVE RIGHTS

                  No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit. There are no conversion, retraction, redemption or preemptive rights attaching to the Trust Units.

3.6               NO FRACTIONAL TRUST UNITS

                  Fractions of Trust Units shall not be issued.

3.7               TRANSFERABILITY OF TRUST UNITS

                  The Trust Units are transferable.

3.8               NON-RESIDENT HOLDERS

                  It is in the best interest of Unitholders that the Trust qualifies as a "unit trust" and a "mutual fund trust" under the TAX ACT. Accordingly, it is intended that the Trust comply with the requirements under the Tax Act for "unit trusts" and "mutual fund trusts" at all relevant times such that the Trust maintain the status of a unit trust and a mutual fund trust for purposes of the Tax Act. In this regard, the Trust, by or through ARC Resources on the Trust's behalf, may, from time to time, among other things, take all necessary steps to monitor the activities of the Trust and ownership of the Trust Units. If at any time the Trust or ARC Resources becomes aware that the activities of the Trust and ownership of the Trust Units by Non-Residents may threaten the status of the Trust under the TAX ACT as a "unit trust" or "mutual fund trust", the Trust, by or through ARC Resources on the Trust's behalf, is authorized to take such action as may be necessary in the opinion of ARC Resources to maintain the status of the Trust as a unit trust and a mutual fund trust, including the imposition of restrictions on the issuance by the Trust, or the transfer by any Unitholder, of Trust Units to a Non Resident. For the purposes of this Section, "Non-Residents" means non-residents of Canada and partnerships, other than Canadian partnerships, within the meaning of the TAX ACT.

3.9               RE-PURCHASE OF INITIAL TRUST UNITS BY FUND

                  Immediately after July 11, 1996, the Fund will purchase the ten initial Trust Units from the Settlor, and the Settlor shall sell the ten initial Trust Units to the Fund for a purchase price of $100 and, upon the completion of such purchase and sale, the ten initial Trust Units shall be cancelled and shall no longer be outstanding for any of the purposes of this Indenture and the Settlor shall no longer be a party to this Indenture for any purpose.

3.10              CONSOLIDATION OF TRUST UNITS

                  Immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to Section 5.5, the number of outstanding Trust Units may be consolidated by the Trustee, on the advice of the Board of Directors of ARC Resources, such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In such case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation. Notwithstanding the foregoing, where tax is required to be withheld in respect of a Unitholder's share of the distribution of additional Trust Units: (i) the consolidation of the Trust Units held by such Unitholder will result in such Unitholder holding that number of Trust Units equal to the number of Trust Units held by such Unitholder prior to the distribution minus the number of Trust Units withheld on account of withholding taxes payable by the Unitholder in respect of the distribution; and (ii) the consolidation shall not apply to any Trust Units so withheld. Any Trust Units so withheld shall either be delivered to the appropriate taxation authority or sold, in which case the net proceeds shall be remitted to the appropriate taxation authority. Such Unitholder will be required to surrender the Trust Certificates, if any, representing such Unitholder's original Trust Units, in exchange for a Trust Certificate representing such Unitholder's post-consolidation Trust Units. Such consolidation shall not constitute a redemption or cancellation of the Trust Units so consolidated and a Unitholder whose Trust Units are consolidated shall not receive, and shall not be entitled to receive, any proceeds of disposition in respect thereof.


                                  ARTICLE 4
                           INVESTMENTS OF TRUST FUND

4.1               INITIAL INVESTMENTS

                  On July 11, 1996, the Trust shall acquire the Trust Royalty on the terms and conditions set forth in the Royalty Agreement, at and for the consideration specified therein.

4.2               DEFERRED ROYALTY PURCHASE PAYMENTS AND SUBSEQUENT
                  INVESTMENTS

                  The Net Proceeds of Offerings shall be used by the Trust:

(a)      to make Deferred Royalty Purchase Payments;

(b)      to acquire other royalties in respect of Properties;

(c) to acquire or to invest in securities of ARC Resources or any other subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets (hereinafter referred to as "Energy Assets") and whether effected through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets; or

(d) to acquire the securities of any other person or entity for the purpose of indirectly acquiring Energy Assets,

and to pay costs, fees and expenses associated therewith or incidental thereto (hereinafter referred to as "Subsequent Investments").

4.3               PERMITTED INVESTMENTS

                  Any funds within the Trust Fund that are not required to be invested as provided in Section 4.1 or 4.2 shall be used by the Trust only to acquire Permitted Investments or as permitted by Section 7.2(e) or Section 7.2(s).

4.4               OTHER INVESTMENT RESTRICTIONS

                  Without in any manner qualifying or limiting the restrictions imposed by Sections 4.2 and 4.3, under no circumstances shall the Trustee acquire any investment which (a) would result in the cost amount to the Trust of all "foreign property" which is held by the Trust to exceed the amount prescribed by Regulation 5000 of the regulations to the TAX ACT, (b) is a "small business security" as that term is used in Part L1 of the Regulations to the TAX ACT, or (c) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the TAX ACT.


                                  ARTICLE 5
                                DISTRIBUTIONS

5.1               DISTRIBUTIONS

                  Subject to Section 5.2, on each Distribution Record Date the Trustee shall declare payable to the Unitholders on such Distribution Record Date the Distributable Income of the Trust and shall distribute all Distributable Income to Unitholders of record as at the close of business on such Distribution Record Date in accordance with the Pro Rata Share of each
Unitholder on that Distribution Record Date (provided that the Trustee may deduct or withhold amounts required by law from any Unitholder's distributions). For greater certainty, it is hereby declared that each holder of Trust Units shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distributions, which are payable to such Unitholder pursuant to this Article 5. The Trustee may pay the Distributable Income in the form of cash, in Trust Units (in accordance with Section 5.5) or promissory notes payable in whole or in part in cash or Trust Units on a specified date not more that 90 days after a Distribution Record Date to which the promissory note relates.

5.2               CHANGE OF DISTRIBUTION DATE AND DISTRIBUTION RECORD DATE

                  The Trustee may change the Distribution Date or any of them at any time on the recommendation of ARC Resources, subject to having given the Unitholders not less than 60 days' prior written notice, and may change the Distribution Record Date or any of them at any time on the recommendation of ARC Resources upon compliance with any requirements of applicable law or the rules of any stock exchange.

5.3               OTHER AMOUNTS

                  Any amounts not otherwise payable to Unitholders prior to the end of a particular fiscal year of the Trust pursuant to the provisions of
Section 5.1 may be declared by the Trustee to be payable to Unitholders in the same manner as provided for in Section 5.1.

5.4               WITHHOLDING TAXES

                  For greater certainty, in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture, the Trustee shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture and the Trustee is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to the Unitholder, the Trustee shall be permitted to withhold amounts from other distributions to satisfy the Trustee's withholding tax obligations.

5.5               DISTRIBUTION OF ADDITIONAL TRUST UNITS

                  The distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, on the recommendation of the Board of Directors of ARC Resources, include a distribution of additional Trust Units having a value equal to the amount of distribution less the cash amount, if any. For the purposes of this Section 5.5, the value of the additional Trust Units to be issued shall be determined using the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on the Distribution Record Date (or, if the Distribution Record Date is not a Business Day, on the last Business Day preceding the Distribution Record Date) on the principal stock exchange where the Trust Units are listed or, if not so listed, such other value as the Trustee shall determine.

5.6               CHARACTER OF DISTRIBUTIONS AND DESIGNATIONS

                  In accordance with and to the extent permitted by Tax Act, the Trustee in each year shall make designations in respect of the amounts payable to Unitholders for such amounts that the Trustee considers to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations, net capital gains realized by the Trust in the year and foreign source income of the Trust for the year, as well as elections under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Trust, rather than to the Unitholders. Distributions payable to Unitholders pursuant to this Article 5 shall be deemed to be distributions of net income of the Trust, net realized capital gains, trust capital or other items in such amounts as the Trustee shall, in its absolute discretion and on the recommendation of the Board of Directors of ARC Resources, determine.

                                  ARTICLE 6
                APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

6.1               TRUSTEE'S TERM OF OFFICE

                  Subject to Section 6.2 and 6.3, Montreal Trust Company of Canada is hereby appointed as Trustee hereunder for an initial term of office which shall expire upon the conclusion of the first annual meeting of
Unitholders. The Unitholders shall, at the first annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee on each successive annual meeting of Unitholders following the reappointment or appointment of the successor to the Trustee. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or shall be made in the manner set out in Section
6.4. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Indenture until a successor has been appointed under Section 6.4.

6.2               RESIGNATION OF TRUSTEE

                  The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to ARC Resources; provided that no such resignation shall be effective until (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in Section 6.4, and (ii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.3               REMOVAL OF TRUSTEE

                  The Trustee shall be removed by notice in writing  delivered by ARC Resources to the Trustee in the event that, at any time, the Trustee shall no longer satisfy all of the requirements in Section 6.6, or shall be declared bankrupt or insolvent, or shall enter into liquidation, whether compulsory or voluntary (and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction), or if the assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority, or if the Trustee shall otherwise become incapable of performing, or shall fail in any material respect to perform its responsibilities under this Indenture or as a result of a material increase in the fees charged by the Trustee. No decision to remove a Trustee under this
Section 6.3 shall become effective until (i) approved by a Special Resolution at a meeting of Unitholders duly called for that purpose (ii) the appointment of, and acceptance of such appointment by, a new Trustee under Section 6.4 in the place of the Trustee to be removed, and (iii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.4               APPOINTMENT OF SUCCESSOR TO TRUSTEE

(a) A successor Trustee to a Trustee which has been removed by a Special Resolution of Unitholders under Section 6.3, shall be appointed by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 6.6.

(b) Subject to Section 6.6, ARC Resources may appoint a successor to any Trustee which has been removed by a Special Resolution of the Unitholders under Section 6.3, or which has not been reappointed under Section 6.1, if the Unitholders fail to do so at such meeting.

(c) Subject to Section 6.6, ARC Resources may appoint a successor to any trustee which has given a notice of resignation under Section 6.2.

No appointment of any successor Trustee shall be effective until such successor Trustee shall have complied with the provisions of Section 6.2(ii).

6.5               FAILURE TO APPOINT SUCCESSOR

                  In the event that no successor Trustee to a Trustee who has delivered a notice of resignation in accordance with Section 6.2, or who has received notice of removal in accordance with Section 6.3, has accepted an appointment within 120 days after the receipt by ARC Resources of the notice of resignation, or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, ARC Resources or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The appointment of such successor by such court shall not require the approval of Unitholders.

6.6               QUALIFICATIONS OF TRUSTEE

                  The Trustee and any successor to the Trustee or new Trustee appointed under this Article 6 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the TAX ACT. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Indenture. The Trustee shall be a corporation which has reported in its last annual audited consolidated financial statements shareholders' equity of at least $100 million or an Affiliate of such a corporation, provided that all of the obligations of such Affiliate hereunder are unconditionally guaranteed by such a corporation.


                                  ARTICLE 7
                            CONCERNING THE TRUSTEE

7.1               POWERS OF THE TRUSTEE AND ARC RESOURCES

(a) Subject to the terms and conditions of this Indenture or other contracts or obligations of the Trustee or the Trust, the Trustee may exercise from time to time in respect of the Trust Fund any and all rights, powers and privileges that could be exercised by a beneficial owner thereof except as specifically designated in subparagraph b. below.

(b) ARC Resources may exercise from time to time any and all rights, powers and privileges in relation to all matters relating to the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the assets of the Trust or ARC Resources or any subsidiary of ARC Resources or the Trust (an "Offer") including (i) any Unitholder rights protection plan either prior to or during the course of any Offer; (ii) any defensive action either prior to or during the course of any Offer;
         (iii) the preparation of any "Directors' Circular" in response to any Offer; (iv) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer; (v) any regulatory or court action in respect of any related matters and (vi) the carriage of all related and ancillary matters; and ARC Resources accepts such responsibility and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances. ARC Resources may, and if directed by ARC Resources in writing, the Trustee shall, execute any agreements on behalf of the Trust as ARC Resources shall have authorized within the scope of the exercise of any such rights, powers or privileges.

7.2               SPECIFIC POWERS AND AUTHORITIES

                  Subject only to the express limitations contained in this Indenture or other contracts or obligations of the Trustee or the Trust, and in addition to any powers and authorities conferred by this Indenture (including, without limitation, Section 7.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee, without any action or consent by the Unitholders, shall have the following powers and authorities which may be exercised by it from time to time or delegated by it, as herein provided, in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper, provided that the exercise of such powers and authorities does not adversely affect the status of the Trust as a "unit trust" and a "mutual fund trust" for the purposes of the Tax Act:

(a) to accept subscriptions for Trust Units received by the Trust and to issue Trust Units pursuant thereto;

(b)      to maintain books and records;

(c) to provide timely reports to Unitholders in accordance with the provisions hereof;

(d)      to apply for ARTC;

(e) to deposit funds of the Trust in interest-bearing accounts in banks, the Alberta Treasury Branch or trust companies whose short term obligations constitute Permitted Investments, including those of the Trustee, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(f) to, directly or indirectly, borrow money from or incur indebtedness to any person and in connection therewith, to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including, without limitation, ARC Resources, ARC (Sask.) Energy Trust and any other subsidiary of the Trust (as defined in the Securities Act (Alberta)); to enter into any other obligations on behalf of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund or to subordinate the interests of the Trust in the Trust Fund to any other person;

(g) to possess and exercise all the rights, powers and privileges appertaining to the ownership of all or any part of the assets of the Trust, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power and the Trustee shall ensure that the directors of ARC Resources be elected or appointed (or re-elected or re-appointed, as the case may be) at intervals not exceeding eighteen months;

(h) where reasonably required, to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(i) to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(j) to arrange for insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustee or the Unitholders against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders;

(k) to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust, or any other Person, on such terms, in such manner, with such powers in such Person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein, provided that should legal title to any of the assets of the Trust be held by and/or in the name of any Person other that the Trustees or the Trust, the Trustee shall require such Person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(l) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

(m)      to pay out of the Trust Fund the Trust Expenses;

(n) except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to ARC Resources or to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Indenture;

(o) notwithstanding any limitations contained in this Indenture or any other contracts or obligations of the Trustee or the Trust and the introductory proviso to this Section 7.2, to enter into on behalf of the Trust and observe and perform its obligations and the obligations of the Trust under any agreements with any Lender, including, without limitation, compliance with any provisions thereof which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder and compliance with any agreement of subordination entered into by the Trustee on behalf of the Trust with any Lender in respect of the Royalty or any other amount owing by ARC Resources to the Trust, including, without limitation, the Subordination Agreement dated July 11, 1996 between the Trust, ARC Resources and the Royal Bank of Canada, and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(p) to convey the Trust Royalty in accordance with the terms of the Royalty Agreement in connection with any realization by any Lender upon the Properties;

(q) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Indenture;

(r) to use reasonable efforts to ensure that the Trust complies at all times with the requirements of subsections 108(2) and 132(6) of the TAX ACT;

(s)      to enter into, perform and enforce the Material Contracts;

(t)      to advance any amount to ARC Resources as a loan;

(u) without limiting any of the provisions hereof, to pay out of the Trust Fund:

         (i)      Underwriting Fees;

         (ii) the purchase price of the Trust Royalty, and amounts in respect of Permitted Investments and Subsequent Investments;

         (iii)    Deferred Royalty Purchase Payments; and

         (iv)     Issue Expenses;

         all as contemplated by the Offering Documents, this Indenture or the Material Contracts;

(v) at any time the Trust is the holder of any proceeds of any Offering, to execute and deliver a guarantee or other assurance in favour of any Lender for the obligations of ARC Resources and any security, deposit or offset agreements or arrangements in respect of any such guarantee or assurance, limited to the extent of and amount of any such proceeds of any Offering then held by the Trust and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(w) to form any subsidiary for the purpose of making any Subsequent Investment and entering into or amending any unanimous shareholders agreement, management agreement or other agreement on such terms as may be approved by the board of directors of ARC Resources;

(x)      to hold ARC Resources Notes issued by ARC Resources;

(y)      to distribute ARC Resources Notes as provided in Article 18; and

(z) to vote Subsequent Investments held by the Trust which carry voting rights in such manner as may be approved by the board of directors of ARC Resources.

7.3               BANKING

                  The banking activities of the Trust, or any part thereof, shall be transacted with such financial institution (including the Trustee or an Affiliate thereof) or other person carrying on a financial services business as the Trustee may designate, appoint or authorize from time to time and all such financial services business, or any part thereof, shall be transacted on the Trust's behalf by such one or more officers of the Trustee and/or other persons as the Trustee may designate, appoint or authorize from time to time (who may be officers or employees of ARC Resources) including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, bankers' acceptances, bills of exchange, letters of credit and orders for the payment of money; the giving of receipts for and orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such financial services business and defining the rights and powers of the parties hereto; and the authorizing of any officer of such financial institution, or any trustee or agent thereof to do any act or thing on the Trust's behalf to facilitate such banking business.

7.4               STANDARD OF CARE

                  Except as otherwise provided herein, the Trustee shall exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, subject to compliance by the Trustee with any agreements contemplated hereby which may be binding on the Trustee or the Trust. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the business and affairs of the Trust.

7.5               FEES AND EXPENSES

                  The Trustee shall be paid by ARC Resources such fees as may be agreed upon from time to time by ARC Resources and the Trustee and if such fees are not paid by ARC Resources within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid out of the Trust Fund. As part of the Trust Expenses, the Trustee may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, lawyers, appraisers and other agents, consultants and professional advisers employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses (including any amounts payable to the Trustee under Section 7.7 or 7.8) properly incurred by the Trustee on behalf of the Trust shall be payable by ARC Resources, and if any such costs, charges and expenses are not paid by ARC Resources within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such costs, charges and expenses paid out of the Trust Fund. The Trustee shall have a lien on the Trust Fund (which shall have priority over the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, expenses and other amounts payable or reimbursable by the Trust to the Trustee.

7.6               LIMITATIONS ON LIABILITY OF TRUSTEE

                  The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other Person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under this Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, PRIMA FACIE, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by ARC Resources or any other appropriately qualified Person, any reliance on any such evaluation, any action or failure to act of ARC Resources, or any other Person to whom the Trustee has, with the consent of ARC Resources, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by ARC Resources to perform its duties under or delegated to it under this Indenture or any Material Contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders, or agents. If the Trustee has retained an appropriate expert or adviser or Counsel with respect to any matter connected with its duties under this Indenture or any Material Contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or Counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or Counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund.

7.7               INDEMNIFICATION OF TRUSTEE

                  The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Trustee and each of its directors, officers, employees, shareholders and agents in respect of:

(a) any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trust and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto; and

(b) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes and all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

unless any of the foregoing arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents, in which case the provisions of this Section 7.7 shall not apply.

7.8               ENVIRONMENTAL INDEMNITY

                  The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, shareholders and agents, and all of their successors and assigns (collectively, the "Indemnified Parties") against any loss, expense, claim, liability or asserted liability (including strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties to third parties (including governmental agencies) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of

(a)      the administration of the Trust created hereby, or

(b)      the exercise by the Trustee of any rights or obligations hereunder and which result from or relate, directly or indirectly, to

(c) the presence or release or threatened presence or release of any contaminants, by any means or for any reason, on or in respect of the Properties, whether or not such presence or release or threatened presence or release of the contaminants was under the control, care or management of the Trust, the Trustee, ARC Resources or of a previous owner or operator of a Property,

(d) any contaminant present on or released from any property adjacent to or in the proximate area of the Properties,

(e) the breach or alleged breach of any federal, provincial or municipal environmental law, regulation, by-law, order, rule or permit by the Trust, the Trustee, ARC Resources or an owner or operator of a Property, or

(f) any misrepresentation or omission of a known fact or condition made by ARC Resources relating to any Property.

                  For purposes of this Section 7.8, "liability" shall include:
(i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damage and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party; and (iii) liability of the Indemnified Party for damage to or impairment of the environment.

                  Notwithstanding the foregoing, the Trust shall not be liable to indemnify an Indemnified Party against any loss, expense, claim, liability or asserted liability to the extent resulting from the gross negligence, wilful default or fraud of the Indemnified Party.

7.9               APPARENT AUTHORITY

                  No purchaser, transfer agent or other person dealing with the Trustee or with any officer, employee or agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustee or by such officer, employee or agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Trust.

7.10              NOTICE TO UNITHOLDERS OF NON-ELIGIBILITY FOR DEFERRED INCOME
                  PLANS

                  If the Trustee becomes aware that the Trust Units have ceased to be eligible investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (all within the meaning of the TAX ACT) or any of such plans, the Trustee shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Trust Units have ceased to be eligible investments for such plans. Notwithstanding the foregoing, the Trustee shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Trust Unit not being an eligible investment for any such plan, notwithstanding any failure or omission of the Trustee to have given such notice, provided the Trustee has complied with Section 7.4.

7.11              DECLARATION AS TO BENEFICIAL OWNERSHIP

                  The Trustee may require any Unitholder, as shown on the register of Unitholders, to provide a declaration in a form prescribed by the Trustee as to the beneficial ownership of Trust Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owners are resident.

7.12              CONDITIONS PRECEDENT TO TRUSTEE'S OBLIGATIONS TO ACT

                  The obligation of the Trustee to call any meeting pursuant to Article 10 or to commence to wind up the affairs of the Trust pursuant to
Article 12 shall be conditional upon the Unitholders or another Person furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity (to the extent sufficient funds for such purpose are not available in the Trust
Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof and the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall, if required by notice in writing by the Trustee, be subject to the same conditions as to funding and indemnity. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

7.13              SURVIVAL OF INDEMNITIES

                  The indemnities provided in Sections 7.7 and 7.8 shall survive the termination of this Indenture under Article 12 and the removal or resignation of the Trustee under Article 6.

7.14              TRUSTEE MAY HAVE OTHER INTERESTS

                  Subject to applicable securities laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Indenture, the Trustee is hereby expressly permitted to (a) be an associate (as defined in the SECURITIES ACT (Alberta)) or an Affiliate of a Person from or to whom assets of the Trust have been or are to be purchased or sold;

(b) be, or be an associate (as defined in the SECURITIES ACT (Alberta)) or an Affiliate of, a Person with whom the Trust or ARC Resources contracts or deals or which supplies services to the Trust or ARC Resources;

(c) acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Fund, even if such assets are of a character which could be held by the Trust, and exercise all rights of an owner of such assets as if it were not a trustee;

(d) carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other Persons for gain; and

(e) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section 7.14 without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

7.15              DOCUMENTS HELD BY TRUSTEE

                  Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an Affiliate of the Trustee, or deposited for safekeeping with any such bank.


                                  ARTICLE 8
                             DELEGATION OF POWERS

8.1               GENERAL DELEGATION TO ARC RESOURCES

                  Except as expressly prohibited by law, the Trustee may grant or delegate to ARC Resources such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee hereby grants broad discretion to ARC Resources to administer and manage the day-to-day operations of the Trust Fund, to act as agent for the Trust Fund, to execute documents on behalf of the Trust Fund and to make executive decisions which conform to general policies and general principles set forth herein or previously established by the Trustee. ARC Resources shall have the powers and duties expressly provided for herein including, without limitation, the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform and ARC Resources shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof.

8.2               SPECIFIC DELEGATION TO ARC RESOURCES

                  Subject to any restrictions imposed from time to time by the Trustee hereby engages, appoints and delegates to ARC Resources and ARC Resources hereby accepts the engagement, appointment and delegation and agrees to undertake on behalf of the Trust, subject to and in accordance with the terms, conditions and limitations contained in the Trust Indenture, any matters pertaining to the Trust, and any investment of the Trust, including any Subsequent Investment and matters incidental thereto as may be reasonably requested by the Trustee from time to time and without limitation of the generality of the foregoing, the following:

         (i) exercise the specific powers and authorities of the Trustee set forth in Sections 7.1(a) and 7.2 of this Indenture;

         (ii) ensure compliance by the Trust with its legal obligations, including its continuous disclosure obligations under all applicable securities legislation;

         (iii)    provide investor relations services;

         (iv) provide the Unitholders with periodic reports on the Royalty and the Properties, including the quarterly and annual reports to be mailed by the Trustee pursuant to Sections
                  16.2 and 16.3 of this Indenture and notices, reports and information to be provided under applicable legislation;

         (v) provide the holders of Trust Units with financial reports and tax information (including forms required by holders of Trust Units to claim ARTC in a timely manner) relating to the Properties, the Royalty and the Trust;

         (vi) assist the Trustee in providing the information which is made available to Unitholders pursuant to Section 16.4 of this Indenture;

         (vii)    call,  hold and distribute  materials  including  notices of
                  meetings  and  information   circulars  in  respect  of  all
                  necessary meetings of Unitholders;

         (viii) determine the amounts payable from time to time to Unitholders and to arrange for or attend to and administer all aspects of the distribution of Distributable Income (as defined in this Indenture) to Unitholders; and

         (ix) determine the timing and terms of future offerings of Trust Units, if any,

         and further provided that such delegation will not include the following:

                  (A) the countersigning, transfer and cancellation of certificates representing Trust Units;

                  (B)      the maintenance of a register of Unitholders;

                  (C) mailing notices, financial statements and reports to Unitholders pursuant to Sections 10.1, 16.2 and
                           16.3 of this Indenture;

                  (D) providing a basic list of Unitholders (as defined in 16.4.b of this Indenture) to Unitholders in accordance with the procedures outlined in this Indenture;

                  (E) amending or waiving the performance or breach of any term or provision of this Indenture;

                  (F) the Trustee's duties under Article 12 of this Indenture; and

                  (G) any matter which requires the approval of the Unitholders under the terms of this Indenture.

8.3               SIGNIFICANT MATTERS DELEGATION

                  The Trustee hereby delegates to ARC Resources responsibility for any or all matters relating to the following: (i) an Offering; (ii) ensuring compliance with all applicable laws, including in relation to an Offering; (iii) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the Material Contracts; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (v) all matters relating to the redemption of Trust Units; (vi) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (vii) all matters relating to the specific powers and authorities set forth in Section 7.2(f) and Section 7.3.

8.4               POWER OF ATTORNEY

                  Without limiting any of the other provisions of this Article 8, the Trustee hereby delegates to ARC Resources from time to time the full power and authority, and constitutes ARC Resources its true and lawful attorney in fact, to sign on behalf of the Trust all prospectuses, annual information forms, management proxy circulars, other Offering Documents and any other documents ancillary or similar thereto required to be signed by the Trust from time to time, including any Underwriting Agreements, indemnity agreements or documents ancillary or similar thereto.

8.5               ACCEPTANCE OF DELEGATION

                  ARC Resources accepts all such delegation under this Article 8 and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances. ARC Resources may, and if directed by ARC Resources in writing, the Trustee shall, execute any agreements on behalf of the Trust as ARC Resources shall have authorized within the scope of any authority delegated to it hereunder.

8.6               LIABILITY OF TRUSTEE

                  The Trustee shall have no liability or responsibility for any matters delegated to ARC Resources hereunder or under any of the Material Contracts, and the Trustee, in relying upon ARC Resources and in entering into the Material Contracts, shall be deemed to have complied with its obligations under Section 7.4 and shall be entitled to the benefit of the indemnity provided in Sections 7.7 and 7.8.

8.7               PERFORMANCE OF DUTIES

                  In the event that ARC Resources is unable or unwilling to perform its obligations delegated to it hereunder, the Trustee shall either perform all such duties or shall be entitled to engage another Person that is duly qualified to perform such obligations.


                                  ARTICLE 9
                                  AMENDMENT

9.1               AMENDMENT

                  Except  as  specifically   provided  otherwise  herein,  the
provisions of this Indenture, may only be amended by the Trustee with the consent of the Unitholders by Special Resolution.

                  Any of the  provisions  of this  Indenture may be amended by the Trustee at any time or times, without the consent, approval or ratification of any of the Unitholders or any other person for the purpose of:

(a) ensuring that the Trust will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the TAX ACT as from time to time amended or replaced;

(c)      ensuring  that  such  additional   protection  is  provided  for  the
         interests of Unitholders as the Trustee may consider expedient;

(d) providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) once applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws;

(e) removing or curing any conflicts or inconsistencies between the provisions of this Indenture or any supplemental indenture or the Royalty Agreement and any other agreement of the Trust or any Offering Document with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(f) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

(g) making any modification in the form of Trust Unit Certificates to conform with the provisions of the Indenture, or any other modifications, provided the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Notwithstanding the foregoing, no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending this Section 9.1 without the consent of the holders of all of the Trust Units then outstanding.

9.2               NOTIFICATION OF AMENDMENT

                  As soon as shall be practicable after the making of any amendment pursuant to this Article 9, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder.


                                  ARTICLE 10
                            MEETINGS OF UNITHOLDERS

10.1              ANNUAL AND SPECIAL MEETINGS OF UNITHOLDERS

                  Annual meetings of the Unitholders shall be called by the Trustee, commencing in 1997, on a day, at a time and at a place to be set by the Trustee. The business transacted at such meetings shall include the transaction of such business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 10, or as the Trustee may determine. Special meetings of the Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon a written request of Unitholders holding in the aggregate not less than 20% of the Trust Units then outstanding, such request specifying the purpose or purposes for which such meeting is to be called. Meetings of Unitholders shall be held in the City of Calgary, or at such other place as the Trustee shall designate. The Chairman of any annual or special meeting shall be a person designated by the Trustee for the purpose of such meeting except that, on the motion of any Unitholder, any person may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no person shall be designated by the Trustee.

10.2              NOTICE OF MEETINGS

                  Notice of all meetings of Unitholders shall be given by unregistered mail postage prepaid addressed to each Unitholder at his registered address, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall set out the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any resolution in substantially final form proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice to or the non-receipt of such notice by the Unitholders shall not invalidate any resolution passed at any such meeting.

10.3              QUORUM

                  At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more Persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the appointed place on the date for which the meeting is called within one half hour after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case it shall stand adjourned to such day being not less than fourteen
(14) days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

10.4              VOTING RIGHTS OF UNITHOLDERS

                  Only Unitholders of record shall be entitled to vote and each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote at any meeting of the Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every Person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such agent of the Trustee as the Trustee may direct, for verification twenty-four hours prior to the commencement of such meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to
Section 11.3 shall be entitled to cast such vote.

10.5              RESOLUTIONS

(a) The Trustee shall in accordance with an Ordinary Resolution passed by the Unitholders change the Auditors as provided in Section 15.3.

(b) The Trustee shall in accordance with a Special Resolution passed by the Unitholders:

         (i)      subject to Section 9.1, amend this Indenture;

         (ii)     subdivide or consolidate Trust Units;

         (iii) sell or agree to sell the property of the Trust Fund as an entirety or substantially as an entirety or, subject to the Royalty Agreement, assign, transfer or dispose of the Trust Royalty as an entirety or substantially as an entirety;

         (iv)     resign if removed pursuant to Section 6.3; and

         (v) commence to wind-up and wind-up the affairs of the Trust if requested pursuant to Section 12.2.

Except with respect to the above matters set out in this Section 10.5 and the matters set forth in Sections 6.3, 6.4 and 12.2 hereof, no action taken by the Unitholders or resolution of the Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders shall be by Special Resolution unless the contrary is otherwise expressly provided for under any specific provisions of this Indenture.

10.6              MEANING OF "SPECIAL RESOLUTION"

                  The expression "Special Resolution" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of at least 10% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

                  If, at any such meeting, the holders of 10% of the aggregate number of Trust Units outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 10.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Unitholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in this Section 10.6 shall be a Special Resolution within the meaning of this Indenture, notwithstanding that the holders of less than 10% of the aggregate number of Units then outstanding are present or represented by proxy at such adjourned meeting.

                  Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary. No Special Resolution changing or amending any provision hereof relating to or affecting: (i) the Trustee, including the qualification, powers, authorities, appointment, removal or resignation thereof; or (ii) the provisions of Articles 9, 10 or 12 shall be effective prior to 60 days from the adoption thereof in accordance with the provisions hereof or such shorter period as may be approved by Unitholders.

10.7              RECORD DATE FOR VOTING

                  For the purpose of determining the Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 50 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though he has since that time disposed of his Trust Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of

Unitholders, the record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section 10.2.

10.8              BINDING EFFECT OF RESOLUTIONS

                  Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Indenture at a meeting of Unitholders shall be binding upon all the Unitholders, whether present at or absent from such meeting, and each and every Unitholder shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

10.9              SOLICITATION OF PROXIES

                  A Unitholder shall have the right to appoint a proxy to attend and act for the Unitholder at any meeting of Unitholders. The Trustee shall solicit proxies from Unitholders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, as near as may be possible, with all provisions of the BUSINESS CORPORATIONS ACT (Alberta) and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

10.10             NO BREACH

                  Notwithstanding any provisions of this Indenture, Unitholders shall have no power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustee under any agreement binding on or obligation of the Trust or the Trustee.


                                  ARTICLE 11
            CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

11.1              NATURE OF TRUST UNITS

                  The nature of a Trust Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Sections 2.4 and 2.5 c. and the provisions of this Article 11 shall not in any way alter the nature of Trust Units or the said relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the beneficial ownership of Trust Units and the recording of all such transactions whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

11.2              CERTIFICATES

(a) The form of certificate representing Trust Units shall be substantially as set out in the Schedule hereto or such other form as is authorized from time to time by the Trustee. Each such certificate shall bear an identifying serial number and shall be certified manually on behalf of the Trustee. Any additional signature required by the Trustee to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if it had been signed manually. Any certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Trust Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

(b) Any Trust Unit Certificate validly issued prior to the date hereof in accordance with the terms of this Indenture in effect at such time shall validly represent issued and outstanding Trust Units, notwithstanding that the form of such Trust Unit Certificate may not be in the form currently required by this Indenture.

11.3              REGISTER OF UNITHOLDERS

                  A register shall be maintained at the principal corporate trust office of the Trustee in the City of Calgary by the Trustee or by a Transfer Agent designated to act on behalf and under the direction of the Trustee, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers thereof. Branch transfer registers shall be maintained at such other offices of the Trustee or Transfer Agent as the Trustee may from time to time designate. The Trustee shall designate an office in the City of Toronto at which a branch register shall be maintained. Except in the case of the registers required to be maintained at the Cities of Calgary and Toronto, the Trustee shall have the power at any time to close any register of transfers and in that event shall transfer the records thereof to another existing register or to a new register.

                  Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders, and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustee shall have actual or other notice thereof, until such Trust Unit shall have been transferred on the register of the Trust as herein provided.

                  The register and the branch transfer register referred to in this Section 11.3 shall at all reasonable times be open for inspection by the Unitholders, ARC Resources and the Trustee.

11.4              TRANSFER OF TRUST UNITS

(a) Subject to the provisions of this Article 11, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustee or Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article 11, Trust Units shall be transferable on the register or one of the branch transfer registers of Unitholders of the Trust only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents hereunto duly authorized in writing, and only upon delivery to the Trustee or to the Transfer Agent of the Trust if appointed, of the certificate therefor, if certificates representing Trust Units are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee. Upon such delivery the transfer shall be recorded on the register of Unitholders and a new Trust Certificate for the residue thereof (if any) shall be issued to the transferor.

(c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new Trust Certificate therefor only upon production of evidence satisfactory to the Trustee thereof and delivery of the existing Trust Certificate to the Trustee, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee shall have actual or other notice of such death or other event.

11.5              TRUST UNITS HELD JOINTLY OR IN A FIDUCIARY CAPACITY

                  The Trustee may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any Trust Certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any Trust Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Trust Certificate is registered in more than one name, the distributions (if any) in respect thereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one or more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

11.6              PERFORMANCE OF TRUST

                  The Trustee, the Unitholders and any officer or agent of the Trustee shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

11.7              LOST CERTIFICATES

                  In the event that any Trust Certificate is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new Trust Certificate for the same number of Trust Units in lieu thereof. The Trustee may in its discretion, before the issuance of such new Trust Certificate, require the owner of the lost, stolen, destroyed or mutilated Trust Certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated Trust Certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee may direct indemnifying the Trustee and its agent for so doing. The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Trust Certificates. The Trustee shall pay all premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Trust Certificate without further action or approval by the Trustee.

11.8              DEATH OF A UNITHOLDER

                  The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Indenture nor give such Unitholder's personal representative a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Fund, but shall entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new Trust Certificate for Trust Units in place of the Trust Certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Indenture.

11.9              UNCLAIMED INTEREST OR DISTRIBUTION

                  In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest-bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee (or other appropriate Government official or agency) whose receipt shall be a good discharge and release of the Trustee.

11.10             EXCHANGES OF TRUST CERTIFICATES

                  Trust Certificates representing any number of Trust Units may be exchanged without charge for Trust Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Certificates may be made at the offices of the Trustee or at the offices of any Transfer Agent where registers are maintained for the Trust Certificates pursuant to the provisions of this Article 11. Any Trust Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and shall be cancelled.

11.11             OFFER FOR UNITS

(a)      In this Section 11.11:

         (i) "Dissenting Unitholder" means a Unitholder who does not accept an Offer referred to in Subsection (b) and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

         (ii) "Offer" means an offer to acquire outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20 per cent or more of all outstanding Trust Units;

         (iii) "offer to acquire" includes an acceptance of an offer to sell;

         (iv) "Offeror" means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Trust Units;

         (v)      "Offeror's  Notice" means the notice described in Subsection
                  (c); and

         (vi) "Offeror's Units" means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b) If an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

         (i) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90 per cent of the outstanding Trust Units, other than the Offeror's Units;

         (ii) the Offeror is bound to take up and pay for, or has taken up and paid for the Trust Units of the Unitholders who accepted the Offer; and

         (iii)    (the Offeror complies with Subsections (c) and (e);

         the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to Subsection (b), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "Offeror's Notice") to each Dissenting Unitholder stating that:

         (i)      Unitholders  holding at least 90 per cent of the Trust Units
                  of  all  Unitholders,   other  than  Offeror's  Units,  have
                  accepted the Offer;

         (ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer;

         (iii) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

         (iv) Dissenting Unitholders must send their respective Trust Unit Certificate(s) to the Trustee within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to Subsection (c) shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Unit Certificate(s) to the Trustee, duly endorsed for transfer.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to Subsection (c), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustees may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to Subsection (b).

(f) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under Subsection (e). The Trustee, or such person, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to Subsection (c), the Trustee, if the Offeror has complied with Subsection (e), shall:

         (i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

         (ii) send to each Dissenting Unitholder who has complied with Subsection (d) the consideration to which such Dissenting Unitholder is entitled under this Section 11.11; and

         (iii) send to each Dissenting Unitholder who has not complied with Subsection (d) a notice stating that:

                  (A) his or her Trust Units have been transferred to the Offeror;

                  (B) the Trustee or some other person designated in such notice is holding in trust the consideration for such Trust Units; and

                  (C) the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Trust Unit Certificate(s) or such other documents as the Trustee, or such other person may require in lieu thereof;

                  and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) An Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust.


                                  ARTICLE 12
                                 TERMINATION

12.1              TERMINATION DATE

                  Unless the Trust is terminated or extended earlier, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2095.

12.2              TERMINATION BY SPECIAL RESOLUTION OF UNITHOLDERS

                  The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called for that purpose, whereupon the Trustee shall commence to wind up the affairs of the Trust, provided that such a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units and a quorum of holders of not less than 50% of the outstanding Trust Units are present in person or represented by proxy at the meeting or any adjournment thereof at which the vote is taken.

12.3              PROCEDURE UPON TERMINATION

                  Forthwith  upon being  required  to  commence to wind up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the register of the Trust shall be closed.

12.4              POWERS OF THE TRUSTEE UPON TERMINATION

                  After the date on which the Trustee is required to commence to wind up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding up the affairs of the Trust as hereinafter provided and for these purposes, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.

12.5              SALE OF INVESTMENTS

                  After the date referred to in Section 12.4, the Trustee shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustee, sell and convert into money the Trust Royalty and other assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of a termination authorized under Section 12.2. Notwithstanding anything herein contained, in no event shall the Trust be wound up until the Trust Royalty shall have been disposed of, and under no circumstances shall any Unitholder come into possession of any interest in the Trust Royalty.

12.6              DISTRIBUTION OF PROCEEDS

                  After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the Trust Royalty and other assets together with any cash forming part of the Trust Fund among the Unitholders in accordance with their Pro Rata Shares.

12.7              FURTHER NOTICE TO UNITHOLDERS

                  In the event that all of the Unitholders shall not surrender their Trust Units for cancellation within six (6) months after the time specified in the notice referred to in Section 12.3, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their Pro Rata Shares of the amounts referred to in Section 12.6 and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

12.8              RESPONSIBILITY OF TRUSTEE AFTER SALE AND CONVERSION

                  The Trustee shall be under no obligation to invest the proceeds of any sale of the Trust Royalty or other assets or cash forming part of the Trust Fund after the date referred to in Section 12.4 and, after such sale, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 12.6.

                                  ARTICLE 13
                            SUPPLEMENTAL INDENTURES

13.1              PROVISION FOR SUPPLEMENTAL INDENTURES

                  From time to time the Trustee and ARC Resources (and the Settlor, if the Settlor remains a party to this Indenture) may, subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver by its proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)      giving effect to any amendment as provided in Article 9;

(b)      giving effect to any Special Resolution passed as provided in Article
         10;

(c) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;

(d) making any modification in the form of Trust Certificates which does not materially affect the substance thereof; and

(e) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, the rights of the Trustee and the Unitholders are not prejudiced thereby;

provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative.

13.2              PROVISION FOR AMENDED AND RESTATED INDENTURE

                  Notwithstanding Section 13.1, following any amendments to this Indenture, the parties to the Indenture may enter into an amended and restated version of the Indenture which shall include and give effect to all amendments to the Indenture in effect at the applicable item.


                                  ARTICLE 14
                            NOTICES TO UNITHOLDERS

14.1              NOTICES

                  Any notice required to be given under this Indenture to the Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered holder at his last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in a newspaper in each city where the register or a branch transfer register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, the day following the day of the second publication in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

14.2              FAILURE TO GIVE NOTICE

                  The failure by the Trustee, by accident or omission or otherwise unintentionally, to give the Unitholders any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

14.3              JOINT HOLDERS

                  Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

14.4              SERVICE OF NOTICE

                  Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons interested in the Trust Units concerned.


                                  ARTICLE 15
                                   AUDITORS

15.1              QUALIFICATION OF AUDITORS

                  The Auditors shall be an independent recognized firm of chartered accountants which has an office in Alberta.

15.2              APPOINTMENT OF AUDITORS

                  The Auditors will be selected at each annual meeting of Unitholders.

15.3              CHANGE OF AUDITORS

                  The Auditors may at any time be removed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting of Unitholders duly called for that purpose and, upon the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting duly called for the purpose. A vacancy created by the removal of Auditors as aforesaid may be filled at the meeting of Unitholders at which the Auditors are removed or, if not so filled, may be filled under Section 15.4.

15.4              FILLING VACANCY

                  In the event that the Auditors resign as auditors of the Trust, the Trustee shall forthwith fill the vacancy with such new auditors as is approved by the members of the board of directors of ARC Resources and such new auditors shall act as auditors of the Trust for the unexpired term of the predecessor auditors of the Trust.

15.5              REPORTS OF AUDITORS

                  The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder as set out in Section 16.3.

                                  ARTICLE 16
                  ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

16.1              RECORDS

                  The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust. Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all transactions of the Trust, a list of the Trust Royalty and other assets of the Trust Fund from time to time and a copy of this Indenture and the Material Contracts with any amendments thereto.

16.2              QUARTERLY REPORTING TO UNITHOLDERS

                  The Trustee will mail unaudited quarterly financial statements for the Trust to Unitholders as may be required by and in accordance with applicable securities laws, as such laws may be amended from time to time. ARC Resources will review any forecast provided in any Offering Document and will provide any update as may be required from time to time by and in accordance with applicable securities laws as may be amended from time to time.

16.3              ANNUAL REPORTING TO UNITHOLDERS

                  The Trustee will mail:

(a) to each Unitholder, within 140 days after the end of each year, the audited consolidated financial statements of the Trust for the most recently completed year together with the report of the Auditors thereon; and

(b) to each person who received a distribution from the Trust during a year, within 90 days after the end of such year, the tax reporting information relating to such year as prescribed by the Tax Act.

16.4              INFORMATION AVAILABLE TO UNITHOLDERS

(a) Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Trust, a copy of this Indenture and any indenture supplemental hereto or any Material Contract.

(b) Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in paragraph (d) below, may upon application require the Trustee to furnish within 10 days from the receipt of the affidavit a list (the "basic list") made up to a date not more than 10 days before the date of receipt of the affidavit setting out the names of the Unitholders, the number of Trust Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c) A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in paragraph (d) below that he requires supplemental lists, require the Trustee upon payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Trust Units owned by each Unitholder for each business day following the date the basic list is made up to.

(d)      The affidavit referred to in paragraph (b) above shall state:

         (i)      the name and address of the applicant;

         (ii) the name and address for service of the body corporate if the applicant is a body corporate; and

         (iii) that the basic list and any supplemental lists will not be used except as permitted under paragraph (e) below.

(e) A list of Unitholders obtained under this Section shall not be used by any person except in connection with:

         (i)      an effort to influence the voting of Unitholders;

         (ii)     an offer to acquire Trust Units; or

         (iii)    any other matter relating to the affairs of the Trust.

16.5              INCOME TAX: OBLIGATION OF THE TRUSTEE

                  The Trustee shall discharge all obligations and responsibilities of the Trustee under the TAX ACT or any similar provincial legislation, and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

16.6              INCOME TAX: DESIGNATIONS

                  In the return of its income under Part I of the TAX ACT for each year the Trust shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year including, without restricting the generality of the foregoing, designations pursuant to subsection 104(29) of the TAX ACT and designations with respect to any taxable capital gains realized and distributed to Unitholders by the Trust in the year, as shall be permitted under the provisions of the TAX ACT and as the Trustee in its sole discretion shall deem to be appropriate. In the first tax year, in filing a return of income for the Trust, the Trust shall elect that the Trust be deemed to be a mutual fund trust for the entire year.

16.7              INCOME TAX: DEDUCTIONS, ALLOWANCES AND CREDITS

                  ARC Resources shall determine the tax deductions, allowances and credits to be claimed by the Trust in any year, and the Trustee shall claim such deductions, allowances and credits for the purposes of computing the income of the Trust and the amount payable by the Trust pursuant to the provisions of the TAX ACT.

16.8              FISCAL YEAR

                  The fiscal year of the Trust shall end on December 31 of each year.

                                  ARTICLE 17
                                 MISCELLANEOUS

17.1              CONTINUED LISTING

                  The Trustee hereby appoints ARC Resources as its agent and ARC Resources hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on the Toronto Stock Exchange and to maintain its status as a "reporting issuer" not in default of the securities legislation and regulations of each of the provinces of Canada. In the performance of its agency hereunder, and notwithstanding any other provision of this Indenture, ARC Resources may obtain the consent or approval of Unitholders required by any regulatory body, including the Toronto Stock Exchange, by a majority or higher percentage of Trust Units represented at a meeting, and without including the votes of interested Unitholders, or other Unitholders, all as may be stipulated by the regulatory body requesting such consent or approval.

17.2              BOARD OF DIRECTORS OF ARC RESOURCES

                  The board of directors of ARC Resources will be selected annually by the Unitholders by an Ordinary Resolution at the annual meeting of Unitholders. ARC Resources will vote any voting rights for any shares of ARC Resources held by the Trustee in accordance with the selection of Unitholders. This provision is not intended nor should it be construed to affect the rights of the board of directors of ARC Resources to appoint additional directors or replacement directors in accordance with applicable law.

17.3              SUCCESSORS AND ASSIGNS

                  The provisions of this Indenture shall enure to the benefit of and be binding upon the parties and their successors and assigns.

17.4              COUNTERPARTS

                  This Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

17.5              SEVERABILITY

                  If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

17.6              DAY NOT A BUSINESS DAY

                  In the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

17.7              TIME OF THE ESSENCE

                  Time shall be of the essence in this Indenture.

17.8              GOVERNING LAW

                  This Indenture and the Trust Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereby irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

17.9              NOTICES TO TRUSTEE AND ARC RESOURCES

(a) Any notice to the Trustee under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the attention of the Manager, Corporate Trust Department at Suite 710, 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 , or may be given by electronic or telecommunications device, and shall be deemed to have been given on the date of delivery or, if mailed, effective five days after deposit in the Canadian mail.

(b) Any notice to ARC Resources under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to ARC Resources at Suite 2100, 440 - 2nd Avenue S.W. Calgary, Alberta T2P 5E9, Attention: Secretary may be given by electronic or telecommunications device, and shall be deemed to have been effectively given on the date of delivery or, if mailed, five days after deposit in the Canadian mail.

(c) ARC Resources or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of ARC Resources or the Trustee for all purposes of this Indenture.

(d) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section, by cable, telegram, electronic, telecommunications device or other means of prepaid, transmitted and recorded communication.

17.10             REFERENCES TO AGREEMENTS

                  Any  reference   herein  to  any   agreement,   contract  or
obligation shall refer to such agreement, contract or obligation as the same may be amended from time to time.


                                  ARTICLE 18
                           REDEMPTION OF TRUST UNITS

18.1              RIGHT OF REDEMPTION

                  Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

18.2              EXERCISE OF REDEMPTION RIGHT

                  To exercise a Unitholder's right to require redemption under this Article 18, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form approved by the Trustees, shall be sent to the Trust at the head office of the Trust, together with the Trust Unit certificate or Trust Unit certificates representing the Trust Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to ARC Resources and is accompanied by any further evidence that ARC Resources may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

                  Upon receipt by the Trust of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon. Trust Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of ARC Resources, received the notice, Trust Unit certificates and other required documents or evidence as aforesaid.

18.3              CALCULATION OF REDEMPTION PRICE BASED ON MARKET PRICE

                  Subject to Section 18.6, upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 18.2, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the "Market Redemption Price") equal to the lesser of:

(a) 90% of the market price, being the weighted average trading price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Trust Units were tendered to the Trust for redemption; and

(b) the closing market price on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were so tendered for redemption.

For the purposes of subsection 18.3(b), the closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

18.4              CASH PAYMENT OF MARKET REDEMPTION PRICE

                  Subject to Section 18.5, the Market Redemption Price, payable in respect of the Trust Units tendered for redemption during any calendar month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Market Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

18.5              LIMITATION REGARDING CASH PAYMENT OF MARKET REDEMPTION PRICE

                  Section 18.4 shall not be applicable to Trust Units tendered for redemption by a Unitholder if the total amount payable by the Trust pursuant to Section 18.4 in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $100,000; provided that ARC Resources may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived for such calendar month, the Market Redemption Price payable in respect of the Trust Units tendered for redemption in such calendar month shall be paid on or after the 10th day following, but in any event within 45 days of the end of, the calendar quarter in which the redemption request was received by the Trust distributing:

(a) ARC Resources Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption; or

(b) a portion of some or all of the assets of the Trust having an aggregate fair market value equal in the opinion of the Board of ARC Resources to the aggregate Market Redemption price of the Trust Units tendered for redemption; or

(c) a Pro Rata Share of the assets of the Trust, net of any liabilities of the Trust,

in the discretion of the Board of ARC Resources and upon such distribution of ARC Resources Notes, portion or some or all of the assets of the Trust, or Pro Rata Share of assets of the Trust, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

18.6              CALCULATION OF REDEMPTION PRICE IN CERTAIN OTHER
                  CIRCUMSTANCES

                  Section 18.3 shall not be applicable to Trust Units tendered for redemption by a Unitholder, if:

(a) at the time the Trust Units are tendered for redemption, the outstanding Trust Units of the Trust are not listed for trading on the Toronto Stock Exchange and are not traded or quoted on any other stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Trust Units; and

(b) the normal trading of the outstanding Trust Units of the Trust is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 day trading period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to the Trust for redemption, and in either such case, such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (herein referred to as the "Appraised Redemption Price") equal to 85% of the fair market value thereof as determined by ARC Resources as at the date upon such Trust Units were tendered for redemption. The Appraised Redemption Price payable in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third calendar month following the month in which such Trust Units were tendered for redemption, by at the option of the Trust:

         (i) cash payment, in which case the provisions of Section 18.4 shall apply MUTATIS MUTANDIS; or

         (ii) in the manner provided for in Section 18.5, in which case the provisions of Section 18.5 shall apply MUTATIS MUTANDIS.


18.7              CANCELLATION OF CERTIFICATES FOR ALL REDEEMED TRUST UNITS

                  All certificates representing Trust Units which are redeemed under this Article 18 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

                  IN WITNESS WHEREOF each of the parties has caused these presents to be executed by its proper officers duly authorized in its behalf as of the 15th day of May, 2006.

                                          ARC RESOURCES LTD.


                                          By:  /s/ Steven W. Sinclair
                                               ------------------------------

                                          By:  /s/ Van Dafoe
                                               ------------------------------



                                          COMPUTERSHARE TRUST COMPANY OF CANADA


                                          By:  /s/ W. Anne Dewaele
                                               ------------------------------


                                          By:  /s/ Karen Biscope
                                               ------------------------------

                                   SCHEDULE

       To the annexed indenture amended and restated as of May 12, 2005 and made between
                              ARC RESOURCES LTD.
                                      and
                     COMPUTERSHARE TRUST COMPANY OF CANADA

                      (Form of Certificate for the Trust
                        Units in the English Language)

                                  TRUST UNITS

                               ARC Energy Trust

        (a trust created under the laws of the Province of Alberta by a Trust Indenture dated May 7, 1996, as amended and restated from time to time)


No.  _____________________________              _______________________________
                                                Trust Units


                                                CUSIP _________________________



THIS CERTIFIES THAT

                  __________________________________________________   is   the
registered holder of _______________ fully paid Trust Units issued by ARC Energy Trust (the "Trust") transferable only on the books of the Trust by the registered holder hereof in person or by attorney duly authorized upon surrender of this certificate properly endorsed.

                  The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of an indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Trust Indenture") dated as of May 7, 1996 and made between the Settlor, ARC Resources Ltd. (the "Corporation") and Montreal Trust Company of Canada, as amended and restated from time to time, which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Trust Indenture. Terms defined in the Trust Indenture have the same meaning when used herein.

                  A copy of the Trust Indenture pursuant to which this certificate and the Trust Units represented hereby are issued may be obtained by any Unitholder on demand and on payment of reasonable reproduction costs from the head office of the Trust.

                  This  certificate  may only be  transferred,  upon compliance with the conditions prescribed in the Trust Indenture, on the register to be kept at the office of the transfer agent in the City of Calgary and at such other place or places, if any, as the Trustee may designate, by the registered holder thereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee may prescribe.

                  The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings binding upon all Unitholders.

                  It is intended that the Trust comply with the requirements under the INCOME TAX ACT (Canada) (the "Tax Act") for "unit trusts" and "mutual fund trusts" at all relevant times such that the Trust maintain the status of a unit trust and a mutual fund trust for purposes of the Tax Act. In this regard, the Trust, by or through the Corporation on the Trust's behalf, shall, among other things, take all necessary steps to monitor the activities of the Trust and ownership of the Trust Units. If at any time the Trust, or the Corporation, becomes aware that the activities of the Trust and ownership of the Trust Units by non-residents of Canada within the meaning of the Tax Act may threaten the status of the Trust, the Trust, by or through the Corporation on the Trust's behalf, shall take such action as may be necessary in the opinion of the Corporation to maintain the status of the Trust, including the imposition of restrictions on the issuance or transfer of Trust Units to such a non-resident.

                  The Trust Indenture provides that no Unitholder shall incur or be subject to any liability in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture.

                  The Trust Indenture provides that Trust Units shall be issued only when fully paid and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

                  This certificate shall not be valid for any purpose until it shall have been countersigned and registered by the transfer agent of the Trust.

                  IN  WITNESS   WHEREOF   the   Corporation   has  caused  this
certificate to be signed by its duly authorized officer.


DATED _____________________


                                              ARC ENERGY TRUST BY
                                              ARC RESOURCES LTD. AS ATTORNEY


                                              By: _____________________________
                                                  Authorized Officer

                                              Countersigned and Registered
                                              COMPUTERSHARE TRUST COMPANY OF
                                              CANADA, Transfer Agent and
                                              Registrar


                                              By: _____________________________
                                                  Authorized Officer

TRANSFER FORM


FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto

_______________________________________________________________________________
(please print or typewrite name and address of assignee)

___________ Trust Units of ARC Energy Trust represented by this certificate and hereby irrevocable constitutes and appoints ______________________ Attorney to transfer the said Trust Units on the registers of the Trust for the said purpose, with full power of substitution in the premises.


Dated ______________________________

____________________________________

The   signature  of  the   registered
holder of the within  certificate  to
the  foregoing   assignment  must  be
guaranteed by a chartered  bank, by a
trust company or a member firm of the
Toronto Stock Exchange                          _______________________________
                                                (SIGNATURE OF TRANSFEROR)